

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Andrew Allen
President and Chief Executive Officer
Gritstone bio, Inc.
5959 Horton Street, Suite 300
Emeryville, California 94608

> **Re: Gritstone bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2022**
> **File No. 333-263455**

Dear Dr. Allen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Guttenberg at (202) 551-6477 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Brian Cuneo